ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

April 18, 2007

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Ecoland International, Inc., Registration Statement on Form SB-2, Filed February 1, 2007;

File No. 333-140396

Dear Mr. Schwall:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated March 1, 2007 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.    Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

Response: We will comply.

2.    Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted exhibits, including the legal opinion. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

Response: We will comply.

3.    While we note that your registration statement registers the resale of common stock by selling shareholders and that there is currently no market for your common stock, you must nonetheless indicate the price at which the securities will be offered. See Schedule A (16) of the Securities Act. Revise your prospectus cover page and plan of distribution section to indicate that the selling security holders will sell at a stated, fixed price until, if applicable, the securities are quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices. In this regard, we note reference on page 5 to the fact that the offering price “has been arbitrarily determined, based on our estimate of the price that purchasers of speculative securities would be willing to pay.”

Response: Done.

4.    Please provide all disclosure as set forth on Form SB-2 and Regulation S-B. For instance, it appears you have not provided the disclosure pursuant to Item 404 of Regulation S-B. We may have further comment.

Response: The information had been disclosed in other portions of the prospectus. However, we have added a new section “Certain Relationships and Related Transactions.”

5.    Throughout the prospectus, you make references to the business you intend to conduct. Expand your disclosure, particularly under Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss in greater details your specific plans to be able to conduct such operations. Address the specific steps you need to take to be able to distribute the bat guano under your agreement with Sociaf, the amount of funds necessary to complete those steps, the sources of such funds and any regulatory approvals necessary.

Response: Done.

6.    Please provide an updated consent from your independent accountant in each subsequently filed amendment.

Response: We will comply.

7.    Please continue to monitor the need to update your financial statements.

Response: We have updated our financial statements through February 28, 2007.

Prospectus Summary, page 1

8.    Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section:

•	Eliminate the suggestion that the summary is “not complete” and “does not contain all of the information.” The summary should summarize all of the material aspects of the offering.

Response: Done.

•
Here and throughout the prospectus, you make statements evaluative statements about your business, your prospects and your markets. We provide examples of some such statements in our comments that follow. Unless you can provide us with objective support for such statements, these assertions are not appropriate and should be deleted.

Response: Done.

•	Balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.

Response: Done.

•	Eliminate repetitive disclosure. For example, you repeat the description of your business verbatim here and on page 10.

Response: It is not possible to create a summary without some repetition. However, we have revised the summary.

9.    We note that you changed your name to Ecoland International, Inc. Disclose the business purpose for this name change and whether there were changes in management during that time as well.

Response: Done.

In this regard, please take steps to have your name changed reflected in your issuer identity with your filings with the Commission. Please contact EDGAR filer support for assistance in this matter.

Response: Done.

10.    Delete the reference to the estimated value of Sociaf’s guano as you do not own those reserves and your distribution agreement is non-exclusive.

Response: Done.

11.    You indicate that this offering relates to the resale by the 47 purchasers in your private placement. However, there are 55 selling shareholders. Please explain this discrepancy.

Response: We do not understand your comment. There is no indication that there are 55 selling shareholders. The document clearly states that there are only 47 selling shareholders.

12.    We note here and elsewhere in your document the disclosure that indicates your supplier Sociaf, has a license to an estimated 350,000 tons of bat guano reserves. Please modify this disclosure to refer to a “supply” of guano or something similar rather than “reserves” to avoid investor confusion. Reserves have specific meaning within the context of companies engaged in mining activities. Please refer to SEC Industry Guide 7 for an understanding of reserve definitions.

Response: Done.

Summary Historical Information, page 2

13.    We note your disclosure that your date of inception was June 24, 2005. Please explain how you are able to have financial information to report for your fiscal year ended May 31, 2005 given that that period is prior to your inception date.

Response: The inception date has been corrected to April 15, 2005. We operated as Guano Distributors (Pty) Ltd. prior to our incorporation on June 24, 2005. Accordingly, Guano Distributors (Pty) Ltd. is the predecessor to Ecoland International, Inc. and its financial statements are presented as the historical financial statements of Ecoland International, Inc.

Risk Factors, page 3

14.    Eliminate the suggestion that you have not included all known material risks. As such, delete the fourth sentence in the introductory paragraph.

Response: Done.

15.    Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating “Continued control by our principal stockholders” and “Arbitrary determination of the offering price of our common stock” does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

Response: Done. However, we have elected to move some of the risks to “Description of Business.”

16.    Rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

Response: Done.

17.    It is inappropriate to include “risk factors” that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. Examples include the risk addressing difficulty in attracting and retaining management as a result of their concerns relating to their increased personal exposure to lawsuits by virtue of holding these positions in a publicly-held company, and the risk regarding legislative actions and potential new accounting pronouncements.

Response: Done. However, we have elected to move some of the risks to “Description of Business.”

18.    The following risk factors are listed under “Risks Related to Our Business” but appear to more general and not specific to your business:

•	Legislative actions and potential new accounting pronouncements are likely to impact our future financial position and results of operations;

•	Continued control by our principal stockholders;

•	Arbitrary determination of the offering price of our common stock;

•	We are authorized to issue “blank check” preferred stock...;

•	The availability of a large number of authorized but unissued shared of common stock...; and

•	The sale of shares by selling stockholders pursuant to this offering my encourage short selling...

Either aggregate those factors under a more appropriate subheading or delete them, particularly to the extent that they are generic and could apply to any company.

Response: Done. However, we have elected to move some of the risks to “Description of Business.”

Our limited operating history makes it difficult to evaluate our prospects, page 3

Response: Done.

19.    Your reference to “our products” in the second sentence is not clear given that you do not appear to have any products so far and the only product you discuss developing is bat guano. Please advise or revise.

Response: We do have a product, the dry bar cave bat guano, which we have been selling. However, we have removed the word “product.”

The sale of shares by selling stockholders pursuant to this offering may encourage short selling..., page 6

20.    We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Response: We do not understand your comment. Nonetheless, we feel that potential short selling is an issue and we have elected to continue with the discussion.

Risks Relating to Our Stock, page 6

If we fail to remain current in our reporting requirements, we could be removed from the QTC Bulletin Board..., page 8

21.    Delete this risk as you do not currently trade on the OTC Bulletin Board. Further, in this regard, delete all other references to the OTC Bulletin Board you mention in any other risk factors.

Response: Done.

Our common stock will most likely be subject to the “penny stock rules” of the SEC..., page 8

22.    Revise this disclosure to reflect that you “are” not “most likely will be” subject to the penny stock rules. We note that, for purposes of registration, you valued your stock at $.02 per share.

Response: Done.

Market for Common Equity and Related Stockholder Matters, page 10

23.    Please advise us of your consideration for including a risk factor associated with not declaring or paying dividends. It appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.

Response: The comment has been moved to “Market for Common Equity and Related Stockholder Matters.”

Description of Business, page 10

Company Overview, page 10

24.    Here and elsewhere, clarify that your agreement with Sociaf is a letter of agreement.

Response: Done.

25.    You indicate that “the logistics of distribution have also been pre-arranged.”

Clarify if you have entered into transportation or other related contracts or agreements and, if so, describe them and file them as exhibits. If not, revise your disclosure to more accurately describe the “arrangements” in place or delete language suggesting that they are.

Response: Done.

History of Guano, page 11

26.    Delete the second and third paragraphs as they do not pertain to your intended operations involving bat guano.

Response: Done.

27.    Provide objective third party support for the various statements you make in the last paragraph concerning the demand for, and properties of, bat guano.

Response: Done.

Bat Guano. Extraction. Sterilization and Packaging, page 12

28.    Indicate where you intend to maintain your stockpile of bat guano.

Response: Done.

Market Analysis, page 12

29.    Provide objective support for your statements regarding the market size for fertilizers and for the statements you make in the second paragraph regarding the South African bat guano market and the amount that you could sell in that market.

Response: Done.

30.    In the fourth paragraph of this section, you reference “research performed in typical retail garden centers in South Africa.” Provide us with copies of that research and tell us who conducted that research.

Response: The information will be submitted in a supplemental filing to the Commission. In addition, revisions have been made to indicate the sources of the estimates.

31.    Unless you have entered into agreements with Nile Dutch Shipping and Safmarine, it is inappropriate to indicate that they could reduce your shipping rates.

Response: The comment has been removed.

32.    We note your estimates in the last paragraph of this section. Provide the assumptions underlying those estimates. See Item 10(d) of Regulation S-B.

Response: Done.

33.    We note that you intend to target markets in South Africa. Please indicate whether or not your non-exclusive marketing agreement gives you the right to distribute guano in South Africa. The letter agreement (Exhibit 10.1) does not specifically address South Africa.

Response: Done.

34.    We note your disclosure that indicates in South Africa your product sells for R52 per kilogram with a cost of sales of R4. Please clarify if this cost of sales estimate includes the full product cost in addition to the packaging and delivery costs mentioned in your disclosure. Please address your disclosures throughout this section of your document to clarify your gross margin estimates.

Response: Done. The discussion was in error. The R52 should have been R20.

35.    Please tell us how you arrived at your gross margin estimate for guano fertilizer sold regionally in Angola. It appears based on the information provided in your disclosure that the gross margin approximates 90.4 percent.

Response: Done.

Opportunities: Organic Farming on the Rise, page 13

36.    Provide objective support for your statement in the last sentence of the second paragraph.

Response: Done.

Statistics, page 14

37.    We note that your data is from 2000. Provide us with any updates of this information.

Response: Done.

38.    Provide a detailed description of the “comprehensive, sustainable development plan” that you reference in the last paragraph.

Response: Done.

Competition, page 15

39.    As it appears that you will be competing against other forms of organic fertilizer, not just bat guano, address your competitive position against those other forms as well. Also, address your competitive position in the U.S. as that will be one of the areas covered by your agreement with Sociaf.

Response: Done.

Management’s Discussion and Analysis...., page 16

40.    As it does not appear that you have yet conducted any sales from your agreement with Sociaf, explain the sources of your revenues.

Response: We have made sales under the agreement with Sociaf. Additional disclosures have been made.

Liquidity and Capital Resources, page 16

41.    Please expand your discussion of liquidity to identify the expected costs to implement your plan of operation. In this regard, explain why you believe that “current cash on hand plus income from operations will be sufficient” for your next 12 months, given that you have $3,286 in cash as of your most recent balance sheet date and that your operations have used, not provided, cash since inception. Reconcile that statement with your statement under Capital Expenditure Commitments that you “will require additional funds over the next twelve months” in order to continue operations.

Response: Done.

Cash and Cash Equivalents, page 18

42.    Please clarify if accounting policies found in this section of your document represent your critical accounting policies. If so, please explain why your accounting policy for cash and cash equivalents is considered critical.

Response: Cash is our largest asset. Accordingly, we consider the accounting policy to be critical.

43.    Please explain why you have included an accounting policy on for Intangible Asset Valuation. It does not appear that this policy applies to your financial statements.

Response: The discussion has been deleted.

Management, page 19

44.    For Mr. Wallace’s biographical sketch, provide dates of employment so that there is a clear and uninterrupted discussion for at least the past five years. For example, it is unclear what Mr. Wallace has done since December 2006. Also, describe the nature of business conducted by Ice Blue Solutions and Covco.

Response: Done.

45.    We note that only Mr. Wallace is listed as an officer or director in the management table on page 19; however, Messrs. Russell and Wallace are listed as officers or directors in the summary compensation table on page 21. Please explain or revise.

Response: Mr. Russell was a former officer.

Principal Stockholders, page 21

46.    Disclose any significant change in the percentage ownership held by principal shareholders since inception.

Response: Done.

Selling Security Holders, page 26

47.    Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please disclose whether the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

Response: Done.

48.    Please describe any material relationship between the company and any of the other shareholders. Refer to Item 507 of Regulation S-B.

Response: Done.

Report of Independent Registered Public Accounting Firm page F-1

49.    The audit opinion contained in your document refers to November 30 as the company’s year end. It appears elsewhere in your document that your year end is May 31. Please have your auditors provide an opinion that addresses their audits of your fiscal year ends, the inception to date period and the apparent subsequent interim six-month period ended November 30, 2006.

Response: Done.

50.    Please ensure that the fiscal periods audited in the first paragraph of the report are addressed in the opinion paragraph.

Response: Done.

Consolidated Statement of Operations, page F-3

51.    Please clarify your inception date. It appears the inception date referred to in your audit opinion is different from the dates presented in your statement of operations. Please also explain why your have two different inception dates presented in your statement of operations.

Response: The inception date has been corrected to April 15, 2005. We operated as Guano Distributors (Pty) Ltd. prior to our incorporation on June 24, 2005. Accordingly, Guano Distributors (Pty) Ltd. is the predecessor to Ecoland International, Inc. and its financial statements are presented as the historical financial statements of Ecoland International, Inc.

52.    Please revise the ordering of your financial statement periods so that they are consistent for all financial statements and financial data presented. Refer to SAB Topic 11:E.

Response: Done.

Consolidated Statements of Shareholders Equity, page F-4

53.    We note your disclosure that you issued 40 million common shares for services to an officer. Please reconcile this disclosure to your page 21 disclosure that indicates that 20 million shares were held by an officer and an additional 20 million shares were held by another person.

Response: Done.

Consolidated Statements of Cash Flows, page F-5

Response: Done.

54.    Please revise your cumulated statement of cash flows to report the most recent annual and interim period. We note that it is through May 31, 2005.

Response: The headings of the cumulative columns have been revised to clarify the periods presented, consistent with the headings of the statements of operations.

55.    Please explain how you determined the amount reported as common stock issued for services. Please expand your note disclosure to explain in detail how you account for stock-based compensation for employees and non-employees. Refer to SFAS 123 and SFAS 123(R).

Response: Shares issued for services at the founding of the company were valued at the par value of the common shares because the company had no operations or assets as of that date. Shares that were issued for services subsequent to the acquisition of Guano Distributors (Pty) Ltd. were valued at a price of the private placement of common stock for cash. Additional footnote disclosure explaining how the company accounts for stock based compensation for employees and non-employees has been added as requested.

Item 28. Undertakings

56. Please provide the undertaking set forth in Item 512(g)(2) of Regulation S-B.

Response: Done.

Signatures

57.    Please provide the signature of the company’s controller or principal accounting officer.

Response: Done.

Very truly yours,

/s/ David Wallace

David Wallace
Chief Executive Officer and Chief Financial Officer